April 22, 2011

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:       OSI Restaurant Partners, LLC (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 001-15935

Dear Mr. Shenk:

This letter is written in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) contained in the letter from the Staff dated March 7, 2011.  The paragraphs of this letter are numbered to correspond to the Staff’s comments, and we have included the Staff’s comment preceding each response.  We appreciate your assistance in our compliance and will provide additional information to you upon request.  In providing our response to your comments, we acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As a preliminary matter and consistent with the discussions between representatives from PricewaterhouseCoopers and the Staff, we have set forth our view of the accounting model that we believe applies to awards with multiple independent service or performance conditions.  We believe this discussion provides a framework for  our responses to each of the Staff’s comments.

Under ASC 718, for awards with multiple independent service or performance conditions, compensation cost begins to be recognized when one of the service or performance conditions becomes probable (in effect when the award becomes probable of vesting).  When there are multiple conditions that may occur, we believe that expense recognition would be based on which condition, if any, is probable of occurring, consistent with the logic in ASC 718-10-25-20.  No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied, as described in ASC 718-10-30-12.  Accordingly, if circumstances that would result in vesting are not probable (or an event that would trigger forfeiture is expected to occur prior to a vesting condition occurring), no compensation cost is recognized.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

The following lists the possible service or performance conditions that may occur in our awards, together with our evaluation of the probability of the outcomes on those conditions in periods subsequent to the grant date.

Service conditions:	Outcome probability:
Involuntary termination	Service condition is within our control and is not considered probable of occurring based on the Company's intent to retain employees.
Termination for good reason	Service condition is within our control and is not considered probable of occurring.
Death	Service condition is not considered probable of occurring while employee is in service, or prior to the initial public offering or change in control performance conditions.
Disability	Service condition is not considered probable of occurring while employee is in service, or prior to the initial public offering or change in control performance conditions.
Termination for cause	Service condition is not considered probable of occurring while employee is in service, or prior to the initial public offering or change in control performance conditions.

Performance conditions:
Initial public offering	Performance condition is not considered probable of occurring.
Change in control	Performance condition is not considered probable of occurring.

If involuntary termination, termination for good reason, death, or disability occur, then exercisable stock options would substantively vest under ASC 718 since the employee may then be able to receive monetary benefit if they exercise their award, as our call right in these scenarios is at the current fair value of those shares.

If the termination for cause service condition occurs, then exercisable stock options result in the Company maintaining a call right to buy any shares purchased from the exercise of stock options at the lower of original exercise price or fair value.  In effect, under this scenario the individual will not receive any benefit from the award.

If either of the performance conditions occurs, our call rights lapse and all exercisable stock options vest.

In the absence of any of the above service or performance conditions occurring, the employee would not be able to obtain monetary benefit since voluntary termination by the employee results in the company maintaining a call right to buy any shares purchased from the exercise of stock options at the lower of original exercise price or fair value.  In effect, under the voluntary termination scenario the individual will substantively forfeit his or her award and therefore will not receive any benefit from the award.

As none of the service or performance conditions listed above are probable prior to a voluntary termination scenario, we believe the guidance under ASC 718 would result in no compensation expense for stock option awards until such conditions are considered probable.  To the extent that any of the possible service or performance conditions become probable of occurrence in the future, compensation expense will be recorded.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 4. Stock-Based and Deferred Compensation Plans, page 107

1.
Staff Comment: We note your response to our prior comment two.  We note your statement that during the period in which the call provision is in effect, the call provision has the effect of establishing an employment requirement at the time of an initial public offering or change of control transaction as an additional substantive performance vesting condition.  Please tell us how you determined that you had a call provision and that it was in effect on the stock option grant date and how you determined that it was appropriate to consider that call provision in your accounting given that it appears you only have a call provision if and when the termination of employment of the option or share holder occurs.

Response: The call provision is contained in Section 5 of the Stockholders Agreement among Kangaroo Holdings, Inc. and Certain Stockholders of Kangaroo Holdings, Inc. dated as of June 14, 2007 (the “Stockholders Agreement”).  As provided in Section 6 of an employee’s option agreement, shares acquired upon exercise of a stock option are subject to the Stockholders Agreement. Accordingly, the call provision exists from the grant date with respect to each stock option and any shares acquired upon exercise of the stock option.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

While it is true that the call provision does not become exercisable until termination of employment of the option or share holder, the call provision, which is applicable on the stock option grant date, operates as an effective deterrent to the exercise of any stock option prior to an initial public offering or change in control (as those terms are defined in the Stockholders Agreement).  As discussed above and in our prior responses, prohibitions on transfer of options or purchased stock shares, coupled with the call provision, effectively create an additional substantive performance vesting condition on the grantee, i.e. that the grantee be employed at the time of an initial public offering or change in control.

According to ASC 718-10-55-72, the estimate of the requisite service period should be based on an analysis of (i) all vesting and exercisability conditions, (ii) all explicit, implicit, and derived service periods and (iii) the probability that performance or service conditions will be satisfied.  Due to the existence of the implicit additional substantive performance vesting condition requiring the grantee to be employed at the time of an initial public offering or change in control, compensation expense will be recorded upon the probability of occurrence of an initial public offering or change in control.  As discussed above, an initial public offering or change in control is determined not to be probable. In effect, if the individual voluntarily terminates employment prior to an initial public offering or change in control, any shares would be called back at the lower of the original exercise price or fair value.  This call provision lapses upon an initial public offering or change in control.  As such, the service period would be satisfied on lapsing of the call right.

To more fully describe the call provision and to explain why, for certain arrangements, we do not record stock-based compensation expense, we modified the disclosure in our recently filed Form 10-K for the fiscal year ended December 31, 2010 to the following:

Generally, stock options vest and become nominally exercisable in 20% increments over a period of five years contingent on continued employee service.  The KHI Equity Plan contains a management call option that allows KHI to repurchase all shares purchased through exercise of stock options upon termination of employment at any time prior to the earlier of an initial public offering or a change of control.  If an employee’s termination of employment is a result of death or disability, by the Company other than for cause or by the employee for good reason, KHI may repurchase exercised stock under this call option at fair market value.  If an employee’s termination of employment is by the Company for cause or by the employee without good reason, KHI may repurchase the stock under this call provision for the lesser of the exercise price or fair market value.  Additionally, the holder of shares acquired upon the exercise of stock options is prohibited from transferring the shares to any person, subject to narrow exceptions, and should a permitted transfer occur, the transferred shares remain subject to the management call option.  As a result of the transfer restrictions and call option, the Company does not record compensation expense for stock options that contain the call option since employees cannot realize monetary benefit from the options or any shares acquired upon the exercise of the options unless the employee is employed at the time of an initial public offering or change of control.  There have not been any exercises of stock options by any employee to date, and all stock options of terminated employees with a call provision have been forfeited.

2.
Staff Comment: We note you do not believe that your position requires that you conclude that it is probable that employees with options will be terminated in order to conclude that the shares will be called due to your right to enforce the call provision on purchased shares, whether held by the employee or by a Permitted Transferee.  However, it appears to us that you can only enforce the call provision if an employee is terminated because that is when you have the right to exercise the call provision.  Thus, we believe you would have to deem it probable that the employee would be terminated in order to enforce the call provision and call the shares.  Please advise.

Response: It is true the call provision cannot be exercised unless an employee (who has previously acquired shares by exercise of stock options) is terminated.  However, as noted in the prior responses, we believe that this particular call right effectively creates a substantive vesting condition on the grantee.  In effect, there is no incentive for an employee to incur the cost to even exercise stock options due to the presence of the call feature on the underlying shares that triggers upon voluntary termination. The effectiveness of this call provision is illustrated by the fact that there have been employees who have voluntarily terminated employment and did not exercise their stock options since they would not realize any monetary benefit.  The presence of the call feature governs the employee exercise behavior.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

3.
Staff Comment: We note your statement that you believe it is appropriate to record compensation expense upon the probability of occurrence of an initial public offering or change of control since an employee cannot realize a monetary benefit until the occurrence of one of these events.  However, your disclosure states that if an employee’s termination of employment is a result of death or disability, by the Company other than for cause or by the employee for good reason, KHI may repurchase the stock under this call provision for fair market value.  It appears to us that if the shares can be repurchased for fair value that creates a possibility that the holder can realize a monetary benefit and that stock compensation expense should be recorded upon the granting of the options.  Please advise.

Response: As noted in the above discussion of the applicable accounting model, substantive vesting of the award (and therefore realization of monetary benefit by the employee) is limited to the first four service conditions and two performance conditions discussed in the above table.  However, none of these conditions is considered probable prior to voluntary termination of service. Accordingly, we believe no expense should be recorded until one of the applicable service or performance conditions becomes probable of being satisfied.

We believe our accounting is appropriate and fully consistent with the substance of the arrangement.

We hope that this letter has been responsive to the Staff’s comments and appreciate your time and attention to this matter.  Should you have any questions or comments regarding the foregoing, please feel free to contact me at (813) 830-5194.

Very Truly Yours,

/s/ Dirk A. Montgomery

Dirk A. Montgomery
Chief Financial Officer
OSI Restaurant Partners, LLC

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225